

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2022

Stephen Nolan
Chief Financial Officer and Treasurer
Albany International Corp.
216 Airport Drive
Rochester, New Hampshire 03867

>   **Re: Albany International Corp.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2021**
>   **Filed February 25, 2022**
>   **File No. 001-10026**

Dear Stephen Nolan:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Manufacturing